SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

 Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“Company” or “CSN”) hereby informs its shareholders and the market in general that today the Company’s Board of Directors reelected the current members of the Board of Executive Officers and elected Marcelo Cunha Ribeiro as Chief Financial Officer. Mr. Ribeiro will be responsible for the Company’s treasury, controlling, tax and accounting areas, all with a term of office of two (2) years as of this date.

In view of the above-mentioned election and reelection, the membership of the Company’s Board of Executive Officers will be as follows: Benjamin Steinbruch – Chief Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer responsible for the sales and logistics areas of the steel, cement and special sales segments; Pedro Gutemberg Quariguasi Netto – Executive Officer responsible for the production area of the steel segment; Marcelo Cunha Ribeiro – Executive Officer responsible for the treasury, controlling, tax and accounting areas; and David Moise Salama –  Executive Officer responsible for the insurance, credit and real estate areas and Investor Relations Officer.

São Paulo, September 29, 2017.

________________________________________________________

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.